

July 27, 2010

Zeev Vurembrand
Chief Executive Officer
Alon Holdings Blue Square – Israel, LTD.
2 Amal Street
Rosh Ha'ayin 48092, Israel

> **Re: Alon Holdings Blue Square – Israel, LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 24, 2010**
> **File No. 001-14426**

Dear Mr. Vurembrand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 72

Operating Results, page 75

1. We believe you could enhance your discussions and analysis of sales and selling, general and administrative expenses to facilitate a better understanding of your operating results for each of the years presented. For example, consider whether quantifying the dollar impact of: (i) changes in same stores sales, increases in sales from new stores, increases in sales volume of specific non-food products sectors, and changes attributable to the CPI, rent increases and rentals related to vacant properties and (ii) the various factors that contributed to the increase in selling, general and administrative expenses in your discussion and analysis of operating results of each reportable segment for the years presented would be useful to investors. If you do not believe that the suggested disclosure enhancements are useful to an investor's understanding, please tell us why.

Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Consolidated Financial Statements, page F-1

Note 3 – Financial Risk Management and Financial Instruments, page 32

c. Fair value estimation, page 36

2. We note your classification of equity securities within the Level 3 hierarchy as outlined in IFRS 7 as well the disclosure that a discounted cash flow analysis was used to determine the fair value. Please tell us more about these equity securities and why they are not based on observable market data. As part of your response, please tell us your consideration of disclosing the assumptions applied in determining fair value of the equity securities as outlined in paragraph 27 of IFRS 7.

Note 35 – Segment Information, page 97

3. Please tell us whether the financial information used to produce your financial statements includes revenues for each group of products and services offered by your reportable segments, and your evaluation of the disclosures required by paragraph 32 of IFRS 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3344 if you have any questions regarding the above comments.

                Sincerely,

                William Thompson
                Accounting Branch Chief